UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

55 E 3rd Ave

San Mateo, California 94401

(Mailing Address of principal executive offices)

(650) 644-4160

Issuer’s telephone number, including area code

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six months ended June 30, 2021 and June 30, 2020 should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2021. The financial statements included in this filing as of and for the six month period ended June 30, 2021 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Cloudastructure, Inc. is a corporation organized under the laws of the State of Delaware. The Company is headquartered in California. The Company is a technology service provider that focuses on intelligent devices and software for physical security applications.

Basis of Presentation

Net Revenues. Net revenues consist of revenue recognized from subscriptions contracts, door and video services, and sales of controllers and recorders.

Cost of Goods Sold. Cost of goods sold consists of hosting costs, the costs of equipment sold, installation costs and the costs of the operations department.

Operating Expenses.  Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, consulting costs and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs, as well as the associated personnel costs.

Results of Operations

Six months ended June 30, 2021 Compared to six months ended June 30, 2020

Net Revenues. The Company’s net revenues for the six months ended June 30, 2021 were approximately $62,000 compared to $41,000 for the six months ended June 30, 2020, an increase of 52%. In connection with this increase in net revenues, the Company’s cost of goods sold increased from $16,000 for the six months ended June 30, 2020 to $261,000 for the six months ended June 30, 2021. Cost increases were incurred as the Company built hosting infrastructure in anticipation of future business, created an operations team and incurred installation and equipment costs.

Operating Expenses. The Company’s operating expenses for the six months ended June 30, 2021 and 2020 were as follows:

	Six months ended
	June 30, 2021	June 30, 2020
General and administrative	$1,322,000	$147,000
Research and development	424,000	79,000
Sales and marketing	1,301,000	6,000
Total operating expenses	$3,047,000	$232,000

2

General and administrative expenses increased mostly due to an increase in personnel costs of $378,000 ($155,000 in bonuses paid, an increase in headcount, an increase in salary for the CEO and $11,000 in stock compensation expense), an increase in consultant and professional service expenditures of $376,000 and an increase in travel expenses of $329,000.

Research and development expenses were $424,000 for the six months ended June 30, 2021 compared to $79,000 for the six months ended June 30, 2020. The increase in research and development spend was mostly due to an increase in research and development personnel costs of $157,000, an increase in consulting expenses of $114,000 and engineering and laboratory expenses of $47,000.

Sales and marketing expenses also increased significantly, from $6,000 in 2020 to $1,301,000 in 2021. The increase in sales and marketing expense was mostly due to an increase in personnel costs of $684,000, an increase in marketing spend of $272,000, an increase in consulting expenditures of $175,000, an increase in travel and entertainment expenses of $71,000 and an increase in small equipment expense of $23,000. Also in sales and marketing expense, we took a charge of $24,000 in bad debt expense to create a reserve for uncollectible accounts. Company wide headcount increased from 2 staff members in the first half of 2020 to 24 staff members at June 30, 2021.

Interest Expense. The Company’s interest expense for the six months ended June 30, 2021 was $1,522,000 compared to $189,000 for the six months ended June 30, 2020. Changes in interest expense are primarily the result of changes in the fair values of the embedded derivative feature included in the Company’s convertible notes and changes in the fair value of the Company’s SAFEs. During the six months ended June 30, 2020, the estimated fair value of the embedded derivative feature increased by $41,743 and the estimated fair value of the SAFEs increased by $1,373,715. The increase in the fair value of the SAFEs is primarily due to the Company’s issuance of Class A common stock during this same period. The SAFEs are convertible into equity at various fixed valuation caps and as the Company issues additional shares and grants new stock options, the conversion price for each SAFE with a fixed valuation cap decreases, resulting in an increase in the estimated fair value of the SAFEs.

Net Income. As a result of the foregoing, the Company suffered a net loss of $4,768,000 for the six months ended June 30, 2021, compared to net loss of $396,000 for the six months ended June 30, 2020.

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes, SAFEs, and equity to fund its business. As of June 30, 2021, the Company had cash on hand of $18.7 million and a working capital of $17.0 million. The Company could incur additional losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception.

As of the date of this report, the Company expects its current capital will be able to fund operations for at least the next twelve months.

Issuances of Equity

On July 9, 2020, the Company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), initially qualifying the offer and sale of up to $50,000,000 of “Units” consisting of 2 shares of Class A Common Stock of the Company, and 1 Warrant to purchase 1 share of Class A Common Stock of the Company. In May of 2021 the Company filed a post-qualification amendment to the offering statement to increase the maximum offering amount from $50,000,000 to $75,000,000.

3

As of June 30, 2020, the Company had issued 56,159,066 shares of Class A Common Stock and 28,079,533 Warrants in return for proceeds of $23.9 million, net of estimated issuance costs.

As of June 30, 2021, none of the Warrants issued in the Offering have been exercised for shares of the Company’s Class A Common Stock.

Issuances of Convertible Notes

In 2020 and prior years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the “Notes”). The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include, but are not limited to, a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes to convert the Notes, or a sale of the Company.

As of June 30, 2021, the total outstanding principal balance of the Notes was $1,556,000. All but $50,000 of this amount is represented by Notes that are outstanding beyond their stated maturity date and are immediately due and payable by the Company upon demand by the holders of these Notes along with accrued interest of $509,000.

Promissory Note with Optional Conversion

In December 2019, accounts payable of $92,731 from a vendor was converted into a promissory note. The noteholder had the option to convert all or any portion of the balance into securities of the type issued in any financing of the Company, exercisable within thirty (30) days following the closing of such financing. In the first half of 2021, the Company paid the note in full, and it is no longer outstanding.

Issuances of SAFES

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $345,069. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (A) an 80% discount to the pricing in the triggering equity financing; and (B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of June 30, 2021, the SAFE agreements have not yet converted. The Company does not intend to allow these SAFEs to convert into shares of Class A Common Stock.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors. The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (A) an 80% discount to the pricing in the triggering equity financing; and (B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. To date, the Company raised $293,000 in net proceeds from the issuance of SAFEs to investors in this offering. As of June 30, 2021, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred.

Payroll Protection Program Loan

In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $36,637. This loan is forgivable if certain payroll targets are met and the Company has submitted an application for the forgiveness of the loan.

4

Trend Information

In 2021 the Company has focused on growing its sales and marketing team. As of June 30, 2021, we had 13 employees in these areas as compared to 1 at the end of 2020. We are starting to see the results of their efforts. Our revenue has begun to increase, our sales pipeline is starting to expand, and we currently have several large partnership opportunities outstanding. If we are able to capitalize on these partnership opportunities, we expect that our sales and revenues will increase.

A continuing trend we’ve identified is the increase of camera pixel counts. Only 10 years ago, a typical camera might have 640x480 pixels. Today a typical camera has 1920x1080 pixels with some cameras having twice that pixel count in each dimension. The increase in pixel count means there is more to see and our computational resources go up commensurately. We have noticed from the beginning of our business operations that our computational resources tend to follow Moore's Law (computational power doubles every 18-24 months) and the pixel count increases significantly slower than that. This means that even though camera pixel counts continue to increase, which drives our computational load, the increase is slower than the rate at which computational resources become available to us. As such, we believe this trend will not cause any computational issues for us as these technological trends continue.

ITEM 2. OTHER INFORMATION

None.

5

ITEM 3. FINANCIAL STATEMENTS

Cloudastructure, Inc.

CONDENSED BALANCE SHEETS (UNAUDITED)

Amounts in thousands, except share numbers

	June 30, 2021	December 31, 2020
TOTAL ASSETS
Current Assets
Cash and cash equivalents	$18,724	$2,836
Accounts receivable	74	23
Other current assets	1,062	28
Total Current Assets	19,860	2,887

Non-Current Assets
Fixed assets, net	54	53
TOTAL ASSETS	$19,914	$2,940

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accounts payable	$440	$102
Accrued expenses	54	32
Deferred revenue	42	11
Convertible notes (see Note 5)	1,689	1,647
Convertible notes payable to related parties (see Note 5)	79	79
Payroll Protection Program loan	37	37
Interest payable	509	472
Total Current Liabilities	2,850	2,381

Non-Current Liabilities
Convertible notes (see Note 5)	50	61
Other non-current liabilities (see Note 5)	5	93
SAFE agreements (see Note 6)	2,131	683

TOTAL LIABILITIES	5,036	3,217

Shareholders’ Equity (Deficit)
Common stock, Class A (par value $0.001; 250,000,000 shares authorized; 56,159,066 and 9,989,000 shares issued at June 30, 2021 and December 31, 2020, respectively)	56	10
Common stock, Class B (par value $0.001; 100,000,000 shares authorized; 2,980,888 shares issued and outstanding at June 30, 2021 and December 31, 2020)	3	3
Additional paid-in capital	23,953	4,076
Accumulated deficit	(9,134)	(4,366)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	14,878	(277)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,914	$2,940

See accompany notes to the condensed financial statements

6

Cloudastructure, Inc.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

Amounts in thousands, except for per share amounts

	Six Months Ended
	June 30, 2021	June 30, 2020

Revenues, net	$62	$41
Less: Cost of goods sold	(261)	(16)
Gross Profit (loss)	(199)	25

Operating Expenses:
General and administrative	1,322	147
Research and development	424	79
Sales and marketing	1,301	6
Total Operating Expenses	3,047	232

Loss from Operations	(3,246)	(207)

Interest Expense (see Notes 5 and 6)	(1,522)	(189)

Net Loss	$(4,768)	$(396)

Basic and diluted loss per share of Class A and Class B common stock	$(0.11)	$(0.15)

See accompany notes to the condensed financial statements

7

Cloudastructure, Inc.

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Amounts in thousands, except share numbers

	Common Stock, Class A				Common Stock, Class B				Additional Paid-in		Accumulated	Total Shareholders’ Equity
	Shares		Amount		Shares		Amount		Capital		Deficit	(Deficit)
Balance as of January 1, 2020	–		$–		1,480,888		$1		$14		$(2,540)	$(2,525)
Issuances of Class A shares, net of issuance costs	9,989,000		10		–		–		4,021		–	4,031
Issuance of Class B shares	–		–		1,500,000		2		4		–	6
Stock-based compensation	–		–		–		–		36		–	36
Net loss	–		–		–		–		–		(1,826)	(1,826)
Balance as of December 31, 2020	9,989,000		$10		2,980,888		$3		$4,076		$(4,366)	$(277)
Issuances of Class A shares, net of issuance costs	46,170,066		46			_		_	19,866		_	19,912
Stock-based compensation		_		_		_		_	11		_	11
Net loss		_	____			_		_		_	(4,768)	(4,768)
Balance as of June 30, 2021	56,159,066		56		2,980,888		3		23,953		(9,134)	14,878

See accompany notes to the condensed financial statements

8

Cloudastructure, Inc.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

Amounts in thousands

	Six Months Ended
	June 30, 2021	June 30, 2020
Cash Flows from Operating Activities
Net Loss	$(4,768)	$(396)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8	2
Stock-based compensation	11	–
Fair value adjustments to embedded derivative and SAFEs	1,490	158
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(51)	(6)
(Increase) Decrease in other current assets	(1,034)	(6)
Increase (Decrease) in accounts payable	337	(20)
Increase (Decrease) in accrued expenses	22	2
Increase (Decrease) in deferred revenue	31	5
Increase (Decrease) in interest payable	32	30
Increase (Decrease) in other current liabilities	–
Net Cash Used in Operating Activities	(3,923)	(231)

Cash Flows from Investing Activities
Purchase of fixed assets	(10)	(2)
Net Cash Used in Investing Activities	(10)	(2)

Cash Flows from Financing Activities
Proceeds from notes and SAFEs	–	293
Proceeds from Payroll Protection Program Loan	–	37
Proceeds from issuance of Class B Common Stock	–	6
Payments on notes	(93)
Proceeds (issuance costs) from issuance of Class A Common Stock	19,913	(77)
Net Cash Provided by Financing Activities	19,820	259

Net Change in Cash	15,888	25

Cash at Beginning of Period	2,836	3
Cash at End of Period	$18,724	$28

See accompany notes to the condensed financial statements

9

Cloudastructure, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and 2020

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware and headquartered in California. The Company is a technology service provider that focuses on intelligent devices and software for physical security applications. Since inception, the Company has relied primarily on financing activities, including an offering under Regulation A, to fund its operations.

NOTE 2 – BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our 2020 Form 1-K.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 1-SA should be read in conjunction with the financial statements and accompanying notes included in the Company’s 2020 Form 1-K.

NOTE 3 – BASIC AND DILUTED LOSS PER SHARE

The number of shares used to calculate basic and diluted loss per share were as follows for the six months ended June 30:

	2021	2020
Class A common stock	39,814,195	–
Class B common stock	2,980,888	2,730,888
Total	42,795,083	2,730,888

For the six months ended June 30, 2021 and 2020, approximately 100.0 million and 76.0 million shares, respectively, issuable upon the exercise or conversion of stock options, convertible notes, and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

NOTE 4 – SHARE CAPITAL

Securities Offering:

Beginning in 2020, the Company commenced an offering of units that are exempt from registration under Regulation A. Each unit consists of two shares of Class A common stock and one warrant to purchase shares of Class A common stock and is being offered at a price of $1.00. The warrants are immediately exercisable at a price of $0.75 per share and expire 18 months after their issuance date. See Note 7 for a disclosure of changes that occurred after June 30, 2021.

As of June 30, 2021, the Company had issued 56.2 million shares of Class A common stock and warrants to purchase an additional 28.1 million shares of Class A common stock in connection with this offering. The Company has received cumulative proceeds of $23.9 million, net of issuance costs, through June 30, 2021 in connection with this offering.

10

Stock-Based Compensation:

The following summarizes stock option activity for the six months ended June 30, 2021:

	Number of Options	Exercise Price Range	Weighted-Average Exercise Price
Options outstanding at January 1, 2021	48,767,500	$0.004 to $0.020	$0.005
Granted	–	–	–
Canceled	–	–	–
Exercised	–	–	–
Options outstanding at June 30, 2021	48,767,500	$0.004 to $0.020	$0.005

Granted options are exercisable into shares of the Company’s Class B common stock, vest over four years, and expire ten years from the date of grant.

NOTE 5 – CONVERTIBLE NOTES

Prior to 2021, the Company issued various convertible notes (the “Notes”) that accrue interest at rates ranging from four to six percent per annum. With respect to certain Notes with a combined conversion value of approximately $378,000, investors have a right to convert into equity is at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company. For these Notes, the premium that will be received by investors upon conversion of their Notes is a variable share redemption feature that is accounted for separately at fair value as an embedded derivative. At June 30, 2021 and December 31, 2020, the Company estimated the fair value of this embedded derivative to be $312,667 and $270,925, respectively. Changes in the fair value of this embedded derivative are recorded as a component of interest expense in the accompanying statement of operations. For as long as the Notes remain outstanding, the Company will continue to record changes in the fair value of the embedded derivative liability as an increase or decrease to interest expense.

The following reconciles the Notes’ principal balance to the current and noncurrent amounts presented on the balance sheets at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Principal balance outstanding	$1,505,650	$1,487,410
Estimated fair value of embedded derivative	312,667	270,925
Subtotal	1,818,317	1,758,335
Less: convertible notes and embedded derivative classified as current	(1,768,317)	(1,697,374)
Noncurrent convertible notes	$50,000	$60,961

Notes with a principal value totaling approximately $1.1 million are convertible into equity at a conversion price that fluctuates based on a fixed valuation cap, which ranges from $3.0 million to $7.0 million depending on the Note, divided by the number of fully diluted shares outstanding. At June 30, 2021, management estimated these Notes were potentially convertible into 41.6 million shares of Class A Common Stock. As the Company issues additional shares and grants new stock options, the conversion price for each note with a fixed valuation cap will decrease and the number of shares of Class A Common Stock issuable upon conversion will increase.

11

NOTE 6 – SAFE INSTRUMENTS

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into Simple Agreements for Future Equity (“SAFEs”) with investors in exchange for cash of $345,069, net of issuance costs. These SAFEs have no interest rate or maturity date and are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFEs with investors. These SAFEs have no interest rate or maturity date and are convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. During 2020, the Company raised $293,105 from the issuance of these SAFEs.

The SAFEs are convertible into shares of stock at a conversion price equal to the lesser of i) the SAFEs’ principal balance divided by the product of the price per share of stock sold in a qualified equity financing multiplied by 80%, and ii) the SAFEs’ stated valuation cap divided by the number of fully diluted shares outstanding. At June 30, 2021, management estimated these SAFEs were potentially convertible into 9.7 million shares of Class A Common Stock. As the Company issues additional shares and grants new stock options, the conversion price for each SAFE with a fixed valuation cap will decrease and the number of shares of Class A Common Stock issuable upon conversion will increase.

The SAFEs are classified as long-term liabilities in the accompany balance sheets and are accounted for at fair value. At June 30, 2021 and December 31, 2020, the estimated fair value of these SAFEs was $2,130,932 and $757,217, respectively. For as long as the SAFEs remain outstanding, the Company will continue to record changes in the estimated fair value as an increase or decrease to interest expense.

The following reconciles the SAFEs’ principal balance to the amounts presented on the balance sheet at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Principal balance outstanding	$712,675	$712,675
Estimated fair value adjustment	1,418,257	44,542
Estimated fair value	2,130,932	757,217
Less: unamortized issuance costs	–	(74,501)
	$2,130,932	$682,716

NOTE 7 – SUBSEQUENT EVENTS

On August 25, 2021, the Company updated its offering of units that are exempt from registration under Regulation A. Beginning on this date, each unit, which consists of two shares of Class A common stock and one warrant to purchase shares of Class A common stock, is being offered at a price of $1.20, and the warrants are immediately exercisable at a price of $0.90 per share.

12

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

PART III

INDEX TO EXHIBITS

2.1++	Amended and Restated Certificate of Incorporation

2.2+	Bylaws

3.1++	Form of Warrant

3.2++	Form of Warrant Agreement, by and between the Company and VStock Transfer, LLC

4++	Form of Subscription Agreement

6.1+++	Amended Agreement with Dalmore Group, LLC

6.2+	Outstanding Promissory Notes between the Company and Rick Bentley

6.4+	Promissory Note issued by Rick Bentley to the Company dated February 20, 2020 (sole promissory note issued by Rick Bentley)

6.5+	Restricted Stock Purchase Agreement between the Company and Rick Bentley dated February 20, 2020

6.6+	Convertible Promissory Note dated November 20, 2007 issued by the Company to Craig Johnson

6.7+	Convertible Promissory Notes issued by the Company to Elizabeth Fetter

6.8+	Convertible Promissory Notes issued by the Company to Ralph Eschenbach

6.9+	Amended 2014 Stock Option Plan

6.10++++	Rick Bentley Employment Agreement

6.11++++	Gregory Rayzman Employment Agreement

6.12++++	William Sowell Employment Agreement

6.13++++	Lauren O’Brien Employment Agreement

6.14++++	Aircraft Dry Lease Agreement dated February 9, 2021 between the Company and Cloud Transport Operations, LLC.

_________________________

+Incorporated by reference to the Company’s Form 1-A filed with the SEC on April 10, 2020

++Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.

+++Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on June 11, 2020.

++++ Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 30, 2021.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, California, on September 27, 2021.

Cloudatructure, Inc.

/s/ Rick Bentley
By: Rick Bentley, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Rick Bentley

Rick Bentley, Chief Executive Officer,

Principal Financial Officer, Principal Accounting Officer, Director

Date: September 27, 2021

14